Exhibit 12
Statement re computation of ratios
	Six Months Ended		Fiscal Years Ended
	7/31/2002	7/31/2001	2002	2001	2000	1999	1998
Income before income taxes	5,832	4,832	10,751	10,116	9,083	7,323	5,719
Capitalized interest	(65)	(47)	(130)	(93)	(57)	(41)	(33)
Minority interest	(86)	(67)	(183)	(129)	(170)	(153)	(78)
Adjusted profit before tax	5,681	4,718	10,438	9,894	8,856 *	7,129	5,608

Fixed Charges
Debt interest	415	569	1,052	1,095	756	529	555
Capital lease interest	128	135	274	279	266	268	229
Capitalized interest	65	47	130	93	57	41	33
Interest component of rent	448	377	834	714	458	523	477
Total fixed expense	1,056	1,128	2,290	2,181	1,537	1,361	1,294

Profit before taxes and fixed expenses	6,737	5,846	12,728	12,075	10,393	8,490	6,902

Fixed charge coverage	6.38	5.18	5.56	5.54	6.76	6.24	5.33

* Does not include the cumulative effect of accounting change recorded by the Company in Fiscal 2000